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United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Paul Cline
Robert Telewicz
Jonathan Burr
James Lopez

Re:	Claros Mortgage Trust, Inc.

Draft Registration Statement on Form S-11

Confidentially submitted on February 13, 2020

CIK No. 0001666291

Ladies and Gentlemen:

On behalf of our client, Claros Mortgage Trust, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-11 (“Submission No. 3”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-11 on a confidential basis under the JOBS Act on December 19, 2019, which was amended by a draft Registration Statement on Form S-11 submitted on February 13, 2020 (“Submission No. 2”). Page 115 of Submission No. 3 has been revised to reflect the Company’s response to the comment of the staff of the Commission provided by telephone on February 24, 2020.

* * *

March 20, 2020

Please do not hesitate to contact me by telephone at (714) 755-8172 or by email at william.cernius@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ William J. Cernius

William J. Cernius of LATHAM & WATKINS LLP

cc:	Richard Mack, Claros Mortgage Trust, Inc.

J.D. Siegel, Claros Mortgage Trust, Inc.

Brent T. Epstein, Latham & Watkins LLP

Edward F. Petrosky, Sidley Austin LLP

James O’Connor, Sidley Austin LLP